Great Plains Funds
c/o Federated Services Company
Federated Investors Tower
Pittsburgh, PA  15222-3779

To the Board of Trustees of:

Portfolios of Great Plains Funds	File No.
	Equity Fund			811-8281
	Intermediate Bond Fund		811-8281
	Tax-Free Bond Fund		811-8281
	Premier Fund			811-8281

We have examined the investment accounts shown by the books and records of the investment companies listed above (the
Funds) for the period from the date of the initial activity in the Funds, September 26, 1997 to March 31, 1998. Our examination was made without prior notice to the funds.
Our work included agreement of an analysis of portfolio transactions recorded from September 26, 1997, to March 31,
1998, in the investment accounts to supporting records and verification of a sample of such portfolio security transactions to supporting records and documentation. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

National Bank of Commerce Trust and Savings Association
(NBC), located in Lincoln, Nebraska, a related entity, is custodian of the Fund's securities. NBC represented to us that the securities owned by the Fund on March 31, 1998 were held for the account of NBC by Northern Trust, located in Chicago, Illinios. We obtained a confirmation from Northern Trust of the securities held for the account of NBC as of March 31, 1998. We determined that securities, identified by such records as the property of the Funds, were in agreement with the Fund's records of securities owned at March 31, 1998.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements of t he Funds in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to the financial statements of any of the Funds, taken as a whole.


DELOITTE & TOUCHE LLP



Pittsburgh, Pennsylvania
July 19, 1998